Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the use in this Registration Statement on Form S-1 of our report dated October 15, 2012 relating to the consolidated financial statements of Generex Biotechnology Corporation (a Development Stage Company) and subsidiaries (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the Company’s ability to continue as a going concern and refers to an adverse opinion on the effectiveness of internal control over financial reporting) for each of the years in the three year period ended July 31, 2012, and for the period November 2, 1995 (date of inception) to July 31, 2012, which appears in such Registration Statement, and to the reference to us under the headings “Selected Financial Data” and “Experts” in the Prospectus, which is part of this Registration Statement.

MSCM LLP

Toronto, Canada
April 1, 2013